UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 29, 2013
(correcting order dated May 28, 2013)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Soligenix, Inc.
File No. 000-16929 - CF#29652

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Soligenix, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.1 and 10.2 to a Form 8-K filed on May 1, 2013.

Based on representations by Soligenix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through May 1, 2016
Exhibit10.2	through May 1, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary